Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vroom Solar Inc.
2233 N Citation Ave
Springfield, MO 65802
https://vroomsolar.com/

Up to $617,989.53 in Common Stock at $16.79
Minimum Target Amount: $14,993.47

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Vroom Solar Inc.
Address: 2233 N Citation Ave, Springfield, MO 65802
State of Incorporation: DE
Date Incorporated: September 05, 2017

Terms:

Equity

Offering Minimum: $14,993.47 | 893 shares of Common Stock
Offering Maximum: $617,989.53 | 36,807 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $16.79
Minimum Investment Amount (per investor): $251.85

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: As you are a Prior Investor, Customer/Dealer, or Friends and Family in Vroom Solar, you are eligible for additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an invitation to a full scale product Demo Day

Tier 2 Perk: Invest $5,000+ and receive an invitation to a full scale product Demo Day + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive invitation to a full scale product Demo Day + 15% bonus shares

Tier 4 Perk: Invest $25,000+ and receive invitation to a full scale product Demo Day + 20% bonus shares

Tier 5 Perk: Invest $50,000+ and receive invitation to a full scale product Demo Day + 25% bonus shares

*Demo Day Perks are subject to Vroom Solar's schedule and availability and may require a mutually convenient date and time. Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Vroom Solar, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $16.79 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1679. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Vroom Solar Inc. ("Vroom Solar" or the "Company") is aiming to change the way solar is perceived. Today when people think about solar, they think it has to be paired with batteries or the grid to operate. Vroom Solar is showing that this is not true with a new Smart Solar Management system. Our patent-pending control center converts sunlight to usable power with the flip of a switch – no battery or grid is needed to produce power instantly.

Smart Solar Management (SSM) is a fully integrated, fully automated power management system that delivers AC output power to the end-user's microgrid efficiently and accurately, and manages the end-user's Input Power Source and Load Management Priority choices:

Input Power Source

The SSM series of internal devices and proprietary software manages the Vroom Solar VS 3000's selection of the microgrid input power source based on availability and efficiency. When uninterrupted AC power is required, the SSM system manages it by using an alternate power source (if connected) only when necessary, and in the most efficient way.

• Solar-Direct as Primary Energy Source: We refer to the VS3000 as a "solar-centric" power station; it uses solar-direct power as its primary source because it is clean, renewable, sustainable energy that is available almost anywhere. VS3000 is up to 98% efficient in converting sunlight to usable AC power – no battery or grid is needed to produce power instantly, making it one of the most efficient technologies available on the market today. To ensure the system is as efficient as possible, SSM will always default to solar-direct as its primary power source.

• Choice of Alternate Power (AC input) options: A fully integrated Automatic Transfer Switch (ATS) allows the end-user's choice of an optional battery, generator, or even the grid to power the Vroom Solar AC outlets if solar energy is not enough to sustain loads connected (or at night). This is when the Smart Solar Management system truly shines. When available solar energy wanes, receptacles are automatically and instantly switched from solar-direct power to alternate power (if available), with receptacle four being the first to switch. As solar energy becomes available again, alternate power is immediately turned off and solar-direct power automatically resumes. A reset is not required.

Load Management Priority

Our solar-direct, Smart Solar Management system manages energy influxes through our patent-pending load management technology, which provides the capability of managing multiple connected loads based on the end-user's priority. AC power is distributed through (4) fused receptacles (standard 110-volt outlets, each with an integrated 15-amp, resettable fuse), each having an internal priority level assigned. The end-user plugs in loads based on self-selected priority: outlet (1) has the highest priority, followed by outlets (2) through (4) in that order. Like an automatic transmission, power is cycled through the outlets, based on available input power and load draw. If an alternate energy source is not used and solar-direct is the only power source, each outlet will turn off, based on its priority level, as solar energy wanes. And if an alternate power source is attached, a simple color-coded light system tells the end-user when an outlet is running on solar and when it's switched to an AC input backup source. Each outlet is protected by a single, main circuit breaker for the AC output and is equipped with a 3-color LED that changes colors to identify its current power source as: Solar Direct, Alternate Power, or No Power.

In what we believe is an Industry-First, "Plug Into the Sun… Anywhere" Flexibility and Value Vroom Solar's Smart Solar Management (SSM) system is the end-user's assurance that their Input Power Source and Load Management Priority selections are being managed and optimized at all times, with no permitting, no hardwiring, no electrician, no programming, no moving parts, and no maintenance required.

Intellectual Property

Provisional Patent: Solar Panel Rack for Vehicle/Trailer 63/069,412 (filed 8/24/2020); 17/405,308 (filed 8/18/2021); PCT/US2021/046536 (filed 8/21/2021).

Provisional Patent: Control Center for Use with Photovoltaic and Other DC Power Sources 63/388,018 (filed 7/11/2022).

Corporate History

The Company was originally formed as Sun Power LLC on September 5, 2017 as a Missouri limited liability company in order to develop the initial design and functionality of the products. On July 7, 2022, Vroom Solar Inc. was incorporated as a Delaware C corporation and, on the same day, the Company's assets, liabilities, and IP were transferred from Sun Power LLC to the new company Vroom Solar Inc. in order to begin the Company's commercialization stage and issue shares to employees and investors. From this asset transfer, Sun Power LLC became the parent company of Vroom Solar Inc. with Luke Phelps retaining management of Sun Power LLC.

Competitors and Industry

Market

Total Addressable Market - $56.99B (Vroom Rack and Vroom 3000)

$825.86M – U.S. Inverter market [1]

$17B – Brazil Small Scale Solar Sector [2]

$2.2B – Global Portable Gas Generators [3]

$358M – Global Portable Power Stations [4]

$9.1B – Global Electric Lawn Care Equipment [5]

$27.51B – North American Electric Tools [6]

1. https://www.precedenceresearch.com/power-generation-market/amp
2. https://about.bnef.com/blog/small-solar-is-driving-biggest-green-market-in-latin-america/
3. https://www.marketsandmarkets.com/Market-Reports/portable-generator-market-195875841.html
4. https://www.marketsandmarketsblog.com/portable-power-station-market-worth-494-million-by-2026.html
5. https://www.grandviewresearch.com/industry-analysis/electric-lawn-mower-market-report
6. https://www.fortunebusinessinsights.com/north-america-power-tools-market-107752

Serviceable Addressable Market - $3.50B

• Assumes a fit for 10% of listed TAM applications

Serviceable Obtainable Market - $525M (assumes a 15% right-fit opportunity across our target markets)

• Contractors

• Farm Operators

• Underserved Areas 546

Future Total Addressable Market – $2.1T *Global Power Generation (Vroom 5000 product for the residential market in 2025)

Competitors include Portable small battery systems and full home and battery installs. Our systems fit right in the middle of these market segments.

• Portable solar kits: MARXON (https://marxon.net/), YETI (https://www.goalzero.com/collections/portable-solar-generator-kits), REDARC Electronics (https://www.redarcelectronics.com/us/ultimate-off-grid-power-kit?

_kx=I3f1Prs_eQRp7mQwQYUlXDOPvx6fawfQTxaqzwagcWE.XRYSkD)

• Residential solar: EcoFlow (https://us.ecoflow.com/)

Current Stage and Roadmap

Vroom Solar is currently in the Commercialization stage with the Vroom 3000 and the Vroom Rack. We are preparing products for volume manufacturing. The Vroom 5000 is still in the R&D stage for residential markets. The Company is in its pre-revenue stage of business development.

We want to be a company that attracts talent because of our standard of excellence and a culture that is fun and gives back to the community. Because of this, we have plans to launch a Vroom Solar Foundation, with the goal to give away 1 in 25 kits to disaster relief, schools, or non-profits.

Reasons to Invest

1. Patent-pending Smart Solar management technology inspired by the automotive automatic transmission

2. Patent pending adjustable racking solution that adapts to most box mobile structures

3. Scalable solution and built with maximizing shipping in mind 104 complete kits in one Semi load

4. Practical and plug and play solution to replace gas generators

5. Very durable in heat, cold, and vibration

6. Cost-effective when compared to residential solar and gas generators.

7. Growth driven, and excited team with years of experience in their fields

8. Great solution for underserved areas and remote locations

9. Aid for natural disasters when the grid and public facilities are down

10. Accepted into Phase 1 of an AFWERX military grant

11. Research and Development road map for many more exciting technologies to build upon our core market development

12. Vroom 5000 for Residential market underway to revolutionize solar installs

13. Over 400 Dealer prospects now in our Hubspot pipeline

14. Fulfillment partners developed for scaling and manufacturing our products

The Team

Officers and Directors

Name: Luke Phelps

Luke Phelps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: September, 2020 - Present
  Responsibilities: Visionary for the Company. Currently receives an annual salary of $100,000 and works 40 or more hours a week for Vroom Solar.

- Position: Board President
  Dates of Service: July, 2022 - Present
  Responsibilities: Manages day to day of board.

Other business experience in the past three years:

- Employer: PVpallet, Inc.
  Title: Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Founding member of PVpallet. Luke's role is now limited to minority owner and board member. He works approximately 2-4 hours per month for PVpallet.

Name: Katherine Benson

Katherine Benson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Community Relations Coordinator
  Dates of Service: October, 2022 - Present
  Responsibilities: Graphic design, wordsmith, community relations including investor communication. Receives an annual salary of $60,000 and holds 20,000 options vested over 3 years. Spends approximately 30 hours per week working for Vroom Solar.

Other business experience in the past three years:

- Employer: Katherine Benson Interiors LLC
  Title: Founder
  Dates of Service: March, 2022 - Present
  Responsibilities: Interior design and color consultant

Other business experience in the past three years:

- Employer: Lipscomb University
  Title: Art Department adjunct faculty
  Dates of Service: January, 2020 - December, 2022
  Responsibilities: Taught art & design classes

Name: William Robin Loyed

William Robin Loyed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Sales and Marketing Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Drives profitable revenue through KPI-focused efforts to build and develop direct and indirect sales channels. Develop and execute creative marketing channels and campaigns to support company SMART goals. Receives an annual salary of $75,000 and holds 20,500 options. Spends approximately 40-60 hours per week working for Vroom Solar.

Other business experience in the past three years:

- Employer: Miracle League of Las Vegas
  Title: Board President
  Dates of Service: February, 2013 - Present
  Responsibilities: Since 2013, served as game-day announcer, event emcee and event planner, Finance Committee chair, and Board of Directors President, with add'l responsibility for CRM, Website, Social Media and Marketing and fund-raising activities. Volunteer position.

Other business experience in the past three years:

- Employer: URbrandLIVE!
  Title: Principal Consultant
  Dates of Service: January, 2011 - March, 2023
  Responsibilities: Sales and Marketing project consulting

Name: Cary Joseph Kapper

Cary Joseph Kapper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer

Dates of Service: February, 2023 - Present
Responsibilities: Provide the C-Suite team with forecasting and operation expenses to build out the annual proformas needed for financials. Receives an annual salary of $100,000 and has option to buy shares based on 3 year employment commitment. Spends 40+ hours per week working for Vroom Solar.

Other business experience in the past three years:

- Employer: Paul Mueller Company
  Title: BioPharm General Manager
  Dates of Service: August, 1992 - February, 2023
  Responsibilities: GM supporting all sales and operations of the Biopharm division of the company reporting to the COO. Includes all budget building and financials to support quarterly reports.

Name: Jonathan W. Young

Jonathan W. Young's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2022 - Present
  Responsibilities: Provide feedback and guidance on several key facets of the company including strategy, finance, design, and supply chain. Does not receive salary or equity compensation from the company.

Other business experience in the past three years:

- Employer: Trail Life USA
  Title: Ministry Liaison & Board Member
  Dates of Service: September, 2019 - Present
  Responsibilities: Serves as the intermediary between the Host Church Orchard Hills and the troop.

Other business experience in the past three years:

- Employer: Advanced Racking
  Title: General Manager
  Dates of Service: June, 2016 - Present
  Responsibilities: General Manager at Advanced Racking

Name: Vanessa Benkert

Vanessa Benkert's current primary role is with PVpallet. Vanessa Benkert currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2022 - Present
  Responsibilities: Board Member—weigh in on marketing and financial decisions. Does not receive salary but holds stock options.

Other business experience in the past three years:

- Employer: PVpallet
  Title: Director of Marketing
  Dates of Service: March, 2022 - Present
  Responsibilities: Responsible for successfully creating and implementing marketing strategies and brand positioning.

Other business experience in the past three years:

- Employer: Everley Creative
  Title: Owner/President
  Dates of Service: June, 2015 - Present

Responsibilities: Developed and executed marketing strategies for clients.

Name: James Nathaniel Bartley

James Nathaniel Bartley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer and Preferred Board Member
  Dates of Service: October, 2022 - Present
  Responsibilities: Help develope the product and make it better in all ways possible. Does not receive salary compensation but is on an equity compensation plan for 100,000 shares.

Other business experience in the past three years:

- Employer: Bartley Group LLC
  Title: Member Manager
  Dates of Service: February, 2018 - Present
  Responsibilities: Finding off market deals and growing the rental portfolio.

Other business experience in the past three years:

- Employer: Solar Pile Driver LLC and Solar Pile Driver Rents LLC
  Title: Owner
  Dates of Service: November, 2016 - June, 2022
  Responsibilities: Owner operator.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it

may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Vroom Solar Kit. Delays or cost overruns in the development of our Vroom Solar Kit and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Vroom Solar was formed on September 5, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vroom Solar has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Vroom Solar Kits is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or

disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

UL certification
Final UL certification specifications could differ from goals we have set on the final product.

Consumer Handling Risk
Vroom Solar is a self-install solar system. This will have associated risk handling electricity and installation process. We will be addressing this risk in our user manual and insurance.

Transportation and on road risk
Vroom Solar can be installed to mobile on road devices. This can lead to risk of injury if not installed properly during transportation. We will work with distribution Department of Transportation and make sure we are addressing these risk with proper labeling and training

The Company's Chief Executive Officer currently has multiple roles
The CEO (Luke Phelps) of Vroom Solar Inc. currently splits his time between managing and operating Vroom Solar and serving on the board of directors of PVPallet, Inc. Although Luke devotes 40 or more hours a week to Vroom Solar and spends only a few hours per quarter attending board meetings of PVPallet, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Luke intends to continue his work with both companies in the near future, with his primary focus being on Vroom Solar.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sun Power, LLC (Managed & owned solely by Luke Phelps)	600,000	Common Stock	67.179%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 36,807 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 893,141 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 893,141 shares, includes 643,141 shares of Common Stock, 220,500 shares of issued stock options, and 29,500 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $165,000.00
Interest Rate: 0.0%
Discount Rate: 100.0%
Valuation Cap: None
Conversion Trigger: Equity Financing - see Material Rights below

Material Rights

Equity Financing. If there is an "Equity Financing" (ie, a capital raise in which the Company issues and sells Preferred Stock at a fixed valuation) before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Liquidity Event. If there is a Liquidity Event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Dissolution Event. If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash- Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

- (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
- (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
- (iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination. The SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock (ie, Common Stock or Preferred Stock) to the Investor pursuant to the automatic conversion of this Safe under Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Liquidity Event or Dissolution Event.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $159,120.96
  Number of Securities Sold: 600,000
  Use of proceeds: Development of the initial POC and formation of the c-corp
  Date: July 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $388,481.85
  Number of Securities Sold: 43,141
  Use of proceeds: Engineering, employees, legal costs, accounting
  Date: August 28, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $165,000.00
  Use of proceeds: Engineering, employees, legal costs, accounting
  Date: April 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We anticipate being able to operate the business for approximately 6 months. We will continue to push the product towards revenue and find sources of investments and grants as needed.

Foreseeable major expenses based on projections:

We anticipate the major expenses will be setting up operations and building out the needed team. Other major expenses will be the final engineering of the control center and ready for production. We will also be buying aluminum extrusion pieces for the volume production of our racking solution. We will also have continued accounting and legal expenses to maintain financial data and continue the build-out of our patents.

Future operational challenges:

We anticipate future operational challenges around streamlining the logistics and education of our new product. We have a lot of work that needs to be done to get this fully launched. We also will need to set up a preliminary packaging center. This can start off as basic assembly equipment but will need to advance it quickly with volume.

Future challenges related to capital resources:

Getting capital can take time and energy from the team. We have several avenues currently we are in pursuit of that will give us sufficient funding to launch. How fast we scale will depend on the total amount of funding we get. We are currently applying for multiple grants, state incentives, and SBA loans to have multiple streams of revenue.

Future milestones and events:

We have several key milestones built into our business plan to achieve. Missing these milestones can slow down our product launch timeline. The biggest milestone to complete is finishing the engineering of the control center and preparing for production. This will be key to launching our product at the end of 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the Company has capital resources available in the form of founder supplied line of credit for $227,226.40k, with 0% interest from Sun Power LLC. This line of credit currently has $227,226.40 applied to it.

We closed on a $950,000 SBA Loan through Regent Bank in November of 2023.

We have equity in owned property of around $150,000

We raised 155,000 for accredited investors.

We have been accepted to Capital Factory to help source additional funds

We have entered Phase 1 of AFWERX grant of $75,000 and with due diligence we can enter Phase 2 being $1.25 million after August 30th.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. Other sources include Accredited investors, SBIR grants, and SBA loans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will help increase our stability, but we are alos seeking out other means to raise funds to maintain this stability. We also can change projections and launch strategies to keep the company moving forward with the funds we have to work with.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 5 months. This is based on a current monthly burn rate of $35,000 for operating cost.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $60,000 for expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are always considering additional capital sources of funds if necessary for the company's growth. The key goal is the successful launch of Vroom Solar and the ability to scale to meet the demand for the product.

Indebtedness

- Creditor: Sun Power LLC
  Amount Owed: $226,864.00
  Interest Rate: 0.0%
  Maturity Date: March 01, 2025
  This is a Credit line. It is a Non-bearing loan, to be paid once the company hits revenue.

- Creditor: Regent Bank
  Amount Owed: $390,928.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2033
  The Company entered into a SBA loan agreement in November of 2023. The loan allows the Company to take out up to $950,000. The Company received $390,928, which was the balance as of December 31st, 2023. The loan has a maturity in November of 2033. The Company's assets are collateral in the event the Company is unable to repay.

- Creditor: Forklift Loan
  Amount Owed: $25,417.00
  Interest Rate: 8.5%
  Maturity Date: June 27, 2028
  The Company entered into a loan agreement in June of 2023 in order to purchase a forklift. The Company received $27,680. The loan has a maturity in June of 2028. The loan accrues interest at 8.5% per annum and contained a balance of $25,417 as of December 31st, 2023.

- Creditor: Land Loan
  Amount Owed: $268,698.00
  Interest Rate: 7.75%
  Maturity Date: May 19, 2043
  The Company entered into a loan agreement in May of 2023 in order to purchase land. The Company received $272,000. The loan has a maturity in May of 2043. The loan accrues interest at 7.75% per annum until 2028 when the interest will increase to 8.25%. The loan contained a balance of $268,698 as of December 31st, 2023.

Related Party Transactions

- Name of Entity: Sun Power LLC
  Names of 20% owners: Luke Phelps
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $200,000 loan.
  Material Terms: The balance of the loan was $227,226.40 as of May 2024.

Valuation

Pre-Money Valuation: $14,995,837.39

Valuation Details:

The Company set its valuation internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $165,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,993.47 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  50.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Crowdfunding Marketing
  44.5%
  Funds will be used to pay for ads and other marketing services to promote the crowdfunding campaign.

If we raise the over allotment amount of $617,989.53, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  22.62%
  We will be building more prototypes for outreach and tradeshows. We will also be finalizing the electrical engineering

for the multiple outlet system. These funds will mostly be used for preparing products for large scale production and lowering our manufacturing costs. The more aluminum extrusion and electrical components we can do in house lowers the overall unit cost.

- Operations
  23.62%
  We are ramping up facilities for packaging and hiring sales staff to roll our product out.

- Working Capital
  23.63%
  We will have continued patent work and other services with 3rd party vendors to pay. This will be necessary to keep validating and growing our company and product.

- Inventory
  23.63%
  Buy inventory to package kits such as bulk solar modules an wiring and fittings

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vroomsolar.com/ (vroomsolar.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vroomsolar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vroom Solar Inc.

[See attached]

Vroom Solar, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31st, 2023 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vroom Solar, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31st, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 17, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	44,363	14,279
Prepaid Expenses	3,500	1,250
Total Current Assets	47,863	15,529
Non-current Assets		
Vehicle, Trailer, Land, and Building, net of Accumulated Depreciation	397,049	-
Security Deposits	3,500	500
Total Non-Current Assets	400,549	500
TOTAL ASSETS	448,411	16,029
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payables	14,775	
Notes Payable - Related Party	226,864	166,504
Notes Payable	57,360	-
Accrued Interest	2,875	-
Sales Tax Payable	2,837	-
Accrued Expenses	14,278	8,543
Total Current Liabilities	318,988	175,047
Non-Current Liabilities		
Notes Payable	625,175	-
Future Equity Obligations	120,000	-
Total Non-Current Liabilities	745,175	-
TOTAL LIABILITIES	1,064,163	175,047
EQUITY		
Common Stock	1	1
Additional Paid in Capital	398,281	3,036
Accumulated Deficit	(1,014,034)	(162,055)
Total Equity	(615,752)	(159,018)
TOTAL LIABILITIES AND EQUITY	448,411	16,029

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	77,093	10,920
General and Administrative	473,774	72,186
Research and Development	260,552	76,948
Rent and Lease	28,243	2,000
Depreciation	2,214	-
Total Operating Expenses	841,875	162,055
Operating Income (loss)	(841,875)	(162,055)
Other Income		
Sale of Trailer	14,700	-
Interest Income	1,440	-
Total Other Income	16,140	-
Other Expense		
Interest Expense	26,244	-
Total Other Expense	26,244	-
Earnings Before Income Taxes	(851,979)	(162,055)
Provision for Income Tax	-	-
Net Income (loss)	(851,979)	(162,055)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 7/7/2022 (Inception)	-	-	-	-	-
Issuance of Common Stock	600,000	1	-	-	1
Additional Paid in Capital	-	-	3,036	-	3,036
Net Income (Loss)	-	-	-	(162,055)	(162,055)
Ending Balance 12/31/2022	600,000	1	3,036	(162,055)	(159,019)
Issuance of Common Stock	43,141	-	395,245	-	395,245
Net Income (Loss)	-	-	-	(851,979)	(851,979)
Ending Balance 12/31/2023	643,141	1	398,281	(1,014,034)	(615,752)

Statement of Cash Flows

	Year Ended December 31, 2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(851,979)	(162,055)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,214	-
Accounts Payables and Accrued Expenses	20,510	-
Prepaids	(2,250)	(1,250)
Accrued Interest	2,875	-
Sales Tax Payable	2,837	-
Accrued Expenses	-	8,543
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	26,185	7,293
Net Cash provided by (used in) Operating Activities	(825,794)	(154,762)
INVESTING ACTIVITIES		
Vehicle, Trailer, Land, & Building	(399,263)	-
Security Deposit	(3,000)	(500)
Net Cash provided by (used by) Investing Activities	(402,263)	(500)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Party	60,360	166,504
Proceeds from Notes Payable	682,535	-
Proceeds from Future Equity Obligations	120,000	-
Proceeds from the Issuance of Common Stock	-	1
Proceeds from Additional Paid-in Capital	395,245	3,036
Net Cash provided by (used in) Financing Activities	1,258,140	169,541
Cash at the beginning of period	14,279	-
Net Cash increase (decrease) for period	30,084	14,279

Vroom Solar, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vroom Solar Inc. (the "Company") was formed in Delaware on July 7th, 2022. The Company is developing mobile solar power kits and mounting systems. The Company's headquarters is in Springfield, MO.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Vehicle, Trailer, Building	5-10	54,055	(2,214)	-	51,841
Land	None	345,208	-	-	345,208
Grand Total	**-**	**399,263**	**(2,214)**	**-**	**397,049**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

On June 1st, 2023, the Company entered into an office lease agreement requiring monthly payments of $3,500 ending on May 31st, 2024. The lease includes one renewal option for an additional 12 months. The agreement required a security deposit of $3,600.

Year Ending December 31,	Payment
2023	$24,500
2024	$42,000
2025	$17,500
2026	-
2027	-
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share
Nonvested shares, January 1, 2022	-	$ -
Granted	190,000	$ 0.27
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	190,000	$ 0.27
Granted	30,500	$ 1.08
Vested	(66,664)	$ 1.08
Forfeited	-	$ -
Nonvested shares, December 31, 2023	153,836	$ 1.08

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, January 1, 2022	-	$	-
Granted	190,000	$	0.270
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2022	190,000	$	0.270
Granted	30,500	$	1.080
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, December 31, 2023	220,500	$	1.080
Options exercisable, December 31, 2023	66,664	$	1.080

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options		Average Fair Value
Nonvested options, January 1, 2022	-	$	-
Granted	190,000	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2022	190,000	$	-
Granted	30,500	$	-
Vested	(66,664)	$	-
Forfeited	-	$	-
Nonvested options, December 31, 2023	153,836	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The

Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt disclosure for details of loan entered into with a related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) – The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. There were no stated valuation caps associated with these SAFEs.

The Company entered into a loan agreement with a related party resulting in a balance of $226,864 as of December 31st, 2023. The loan does not accrue interest and is due on demand.

The Company entered into a SBA loan agreement in November of 2023. The loan allows the Company to take out up to $950,000. The Company received $390,928, which was the balance as of December 31st, 2023. The loan has a maturity in November of 2033. The loan does not accrue interest but contains a loan fee of $2,551. The Company's assets are collateral in the event the Company is unable to repay.

The Company entered into a loan agreement in June of 2023 in order to purchase a forklift. The Company received $27,680. The loan has a maturity in June of 2028. The loan accrues interest at 8.5% per annum and contained a balance of $25,417 as of December 31st, 2023.

The Company entered into a loan agreement in May of 2023 in order to purchase land. The Company received $272,000. The loan has a maturity in May of 2043. The loan accrues interest at 7.75% per annum until 2028 when the interest will increase to 8.25%. The loan contained a balance of $268,698 as of December 31st, 2023.

Debt Principal Maturities 5 Years Subsequent to December 31 2023

Year	Amount
2024	284,224
2025	57,360
2026	57,360
2027	57,360
2028	57,360
Thereafter	395,733

Debt Summary

				For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Notes Payable - Related Party	226,864	None	Due on Demand	226,864	-	226,864	166,504	-	166,504
Notes Payable 1	388,420	None	2033	38,842	349,578	388,420	-	-	-
Notes Payable 2	27,680	8.5%	2028	5,083	20,334	25,417	-	-	-
Notes Payable 3	272,000	7.75%	2043	13,435	255,263	268,698	-	-	-
Total				**284,224**	**625,175**	**909,399**	**166,504**	**-**	**166,504**

NOTE 6 – EQUITY

The Company has authorized 1,000,000 common shares with a par value of $0.000001 per share. 643,141 shares were issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 17, 2024, the date these financial statements were available to be issued.

The Company issued additional stock options to two people.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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The Power to Go Solar, Simplified

Vroom Solar is rethinking energy access with an off-grid do-it-yourself power plant that brings simplicity and affordability to the solar industry. Our patent-pending technology can provide reliable, solar-direct power without the constraints of traditional systems. Vroom ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



vroom SOLAR
vroom SOLAR
Plug into the Sun — Anywhere
Empower Your World Anywhere with Vroom 3000™

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$16.79 Per Share

PREVIOUSLY CROWDFUNDED
$388,481.85

RAISED
$0

INVESTORS

MIN INVEST
$251.85

VALUATION
$15M

REASONS TO INVEST

- The Vroom 3000™ will transform the way solar energy is harnessed through its innovative "solar-direct fuel" system, streamlining the path to energy independence by removing reliance on batteries or grid connections.

- Vroom Solar's team, accumulating over three decades of experience in solar and energy industries, is pioneering affordable, scalable, highest-efficiency solar solutions tailored for all environments.

- The SBIR AFWERX grant will help us develop our 2nd gen Control Center, open military markets, & expand into residential solar, aiding us to lead & capture the $854.85M market & a $2.1T TAM.

TEAM



Luke Phelps • CEO & Board of Directors President

Luke Phelps loves to develop new ideas to help our world become a better place. He founded Phelps Homes in 2004, Phelps Farm Service in 2009, and Red Barn Solar in 2016, where he saw a need for a simple, portable solar inverter to use the power as he ...

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James Nathaniel Bartley • Chief Technical Officer & Preferred Board Director

Master electrician James Bartley, founded and sold an electrical and solar installation company, then founded and sold a solar installation and pile driving company. He's since become a real estate investor and focused on leading the development of Vroom's ...

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Cary Joseph Kapper • Chief Operating Officer

Cary worked at a global stainless steel manufacturing company for 30 years. With a background in design and project management, the last 14 years he was General Manager. Under Cary's leadership, he led projects and divisions ranging from $9-50M. ...

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THE PITCH

Revolutionizing Solar Energy Management for Everyone, Everywhere

At Vroom Solar, we are reshaping the landscape of solar energy consumption with our pioneering technology. Our Vroom 3000™ Control Center, featuring a patent-pending Smart Solar Management (SSM) system, will deliver immediate AC power from solar energy without reliance on batteries or traditional grid infrastructures.

Our product is designed to meet the growing demand for versatile, scalable solar solutions in a wide range of markets—from remote and mobile applications to backup power and off-grid living. The intelligent design includes an Automatic Transfer Switch (ATS) and advanced Load Management capabilities, ensuring a continuous and adaptable power supply while maintaining high efficiency.


The vroom SOLAR Advantage
Optional Input Power Source
Delivers Power on Demand
Plug-and-Play Design
Built-In Intelligence
Made in the U.S.A.
vroom SOLAR

*Image is of a future product not currently available to consumers.

THE PROBLEM & OUR SOLUTION

Mobile solar energy for an affordable, off-grid power source

Solar energy faces critical challenges that prevent its widespread adoption and efficient use. The inability to generate a readily usable power grid without external dependencies on batteries or utility connections has constrained the sector.


STANDARD SOLAR
SOLAR
CHARGE CONTROLLER
~2% LOSS
CHARGE
BATTERY
~10-30% LOSS
DISCHARGE
INVERTER
~2-5% LOSS
LOADS
vroom SOLAR SOLUTION
SOLAR
SOLAR-DIRECT
SMART SOLAR
MANAGEMENT

Vroom Solar's solution is the Vroom 3000™, a personal power plant that **will prioritize solar energy — always clean, renewable, and sustainable — without dependence on traditional power conversion methods**. Our system will generate **"solar-direct fuel"**, effectively **sidestepping the need for battery storage and grid connectivity**, thus mitigating the core issues of cost and complexity that have hindered battery-reliant solar adoption.

Our **fully-integrated smart system** will not only efficiently manage backup AC power sources but also implement automatic prioritization of loads, thereby ensuring a consistent, adaptable energy supply, even in the most demanding conditions. Offering AC output power up to 3,000 watts even in extreme temperatures, the Vroom 3000™ will stand out for its durability, design specifications that exceed commercial-grade, and virtually no required maintenance.

The Vroom 3000™ simple, plug-and-play installation process will be akin to household appliances, with options for ground mounts, fixed roof mounts, and adjustable Trailer/RV mounts for solar panels. The patent-pending Vroom Rack™ allows for adjustable solar panel mounting that caters to users on the move, such as trailer and RV owners.

THE MARKET & OUR TRACTION

The need for mobile solar energy is more prevalent now than ever

Vroom Solar operates in a growing $56.99 billion market and addresses the pain points of contractors, farm operators, and underserved communities. Your support accelerates our planned market expansion and we think our innovative approach positions us to capture a significant portion of this market.

Our traction is evident as we've established strategic collaborations, including a key relationship with Core Source Technologies for advanced product design. With a solid lead team and a clear marketing and sales plan that includes 41 U.S. dealers and online retailers, and one Authorized Dealer, Energia 365, covering South America, the Caribbean, and Northern Africa, we believe we're well-positioned for launch. Our working prototype is developed, and manufacturing for the Vroom Solar 3000 Control Center is set to begin in Q3 2024. And this is just the beginning. We've recently been awarded an SBIR AFWERX grant to extend our technology into the Air Force. We'll adapt this version into residential solar, a $2.1 trillion dollar market. Invest in Vroom Solar today to be part of this amazing opportunity.


The Vroom 3000™
Solar-management control center
STORAGE-FREE OPERATION
PLUG & PLAY
NO NET-METERING
Solar Centric
Smart
DIY
Commercial-Grade
Mobile

Authorized Dealer

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WHY INVEST

Glow and Go

By investing in Vroom Solar, you're becoming part of a mission to democratize energy accessibility. Your support accelerates our planned market expansion and brings sustainable power to places it's never been. Join us in our journey toward a greener, more resilient world powered by innovation.


GLOW
&
GO
Lawn Care Professionals
Contractor Mobile Offices
Remote Power & Water Supply
Underserved Communities
Agricultural Greenhouses
Outbuilding Power

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ABOUT

HEADQUARTERS
2233 N Citation Ave
Springfield, MO 65802

WEBSITE
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Vroom Solar is rethinking energy access with an off-grid do-it-yourself power plant that brings simplicity and affordability to the solar industry. Our patent-pending technology can provide reliable, solar-direct power without the constraints of traditional systems. Vroom Solar is currently pre-revenue.

TERMS

Vroom Solar

Overview

PRICE PER SHARE
$16.79

VALUATION
$15M

DEADLINE
Sep. 19, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$251.85

OFFERING TYPE
Equity

MAX INVESTMENT
$617,989.53

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
893

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
36,807

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: As you are a Prior Investor, Customer/Dealer, or Friends and Family in Vroom Solar, you are eligible for additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an invitation to a full scale product Demo Day

Tier 2 Perk: Invest $5,000+ and receive an invitation to a full scale product Demo Day + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive invitation to a full scale product Demo Day + 15% bonus shares

Tier 4 Perk: Invest $25,000+ and receive invitation to a full scale product Demo Day + 20% bonus shares

Tier 5 Perk: Invest $50,000+ and receive invitation to a full scale product Demo Day + 25% bonus shares

**Demo Day Perks are subject to Vroom Solar's schedule and availability and may require a mutually convenient date and time. Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Vroom Solar, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $16.79 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1679. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and [illegible] and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE [illegible]y"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative tra[illegible] system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to th[illegible]eral public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory au[illegible]ority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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At Vroom Solar, we want to empower people worldwide to have simple, affordable solar power – anywhere.

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Unlike traditional solar, which needs a battery or utility grid to produce usable power, our patent-pending technology creates your own microgrid – free of other solar conversion restraints, at a lower cost and smaller footprint.

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While solar is sustainable, state net-metering laws and battery costs are causing a decline in small-scale solar.

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Average solar systems are expensive, complex, and require permitting and trained technicians.

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Our patent-pending system will deliver power on demand, with...

no net-metering

no permitting

no grid

no battery

and no maintenance.

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Unlike other solar systems that have to store power in a battery or grid first, our Smart Solar Management technology is designed to convert energy directly from PV modules to AC outlets.

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Expected with the release of the Vroom 3000, renewable, sustainable solar will always be the primary power source, with fully-integrated intelligence to manage the prioritization of loads and an AC-input.

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Installation of the Vroom 3000 will be simply plug-and-play, with solar panel mounting options like the mobile Vroom Rack, ground mounts, or fixed mounts.

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People have an immediate need for affordable power where it simply doesn't exist. From backyard sheds, to mobile power for farmers and contractors, to unstable grids in developing countries. Our first Authorized Dealer (Energia 365) is ready to sell all over Latin America, the Caribbean, and North Africa.

Scene 11

There's a clear market sweet spot between low-end, low-power recreational offerings and expensive battery-backup residential solar systems.

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This opportunity includes a Total Addressable Market of nearly $57 billion.

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But this is just the first step. We've recently been awarded an SBIR grant to extend our technology into the Airforce. We plan to adapt this version into residential solar, a $2.1 trillion dollar market. Invest in Vroom Solar today to be part of this amazing opportunity.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.